ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Unaudited)

NOTICE OF AUDITOR’S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Comprehensive Loss
(Presented in Canadian dollars; Unaudited)

		For the three months ended		For the six months ended
	Notes	2011	June 30, 2010	2011	June 30, 2010
			(Note 14)		(Note 14)
Expenses:
Bank charges and interest		1,635	2,365	3,548	3,787
Corporate development		19,530	16,882	34,113	34,235
Depreciation	7	7,596	2,020	15,173	4,031
Filing fees		6,127	4,008	12,327	11,008
Foreign exchange loss		7,711	7,623	9,789	38,407
Insurance		6,849	3,640	13,362	6,841
Management and consulting fees		8,897	3,844	14,972	10,139
Office		10,574	17,042	30,192	46,812
Professional fees		43,495	80,928	98,760	166,472
Rent		2,250	4,410	4,500	10,946
Shareholders’ communication		11,729	26,133	24,599	51,059
Share-based payments	4d	43,605	230,554	112,499	447,493
Transfer agent fees		7,287	6,727	9,232	10,261
Travel		1,795	5,620	2,715	10,686
Write-off of mineral property costs		(8,981)	-	26,497	-
Total expenses		170,099	411,796	412,278	852,177

Other items:
Interest income		2,242	5,290	5,235	10,918
Foreign exchange gain (loss) on future income tax liability		-	-	-	(379,000)
		2,242	5,290	5,235	(368,082)

Loss before tax		167,857	406,506	407,043	1,220,259
Income tax		-	-	-	-
Net loss		167,857	406,506	407,043	1,220,259
Exchange differences on translation of foreign operations		(140,444)	35,045	(221,681)	977,500
Total comprehensive loss for the period		$ 27,413	$ 441,551	$ 185,362	$ 2,197,759
Loss per share – basic and diluted	5	$ 0.00	$ 0.01	$ 0.01	$ 0.03
Weighted average number of common shares outstanding		48,672,634	39,742,486	48,170,643	38,564,509

ANIMAS RESOURCES LTD (An Exploration Stage Company) Condensed Consolidated Interim Statements of Financial Position (Presented in Canadian dollars; Unaudited)
		June 30, 2011	December 31, 2010	January 1, 2010
	Notes		(Note 14)	(Note 14)
Assets
Exploration and evaluation assets	6	$ 13,001,773	$ 11,571,560	$ 15,026,989
Property, plant and equipment	7	82,747	97,920	29,526
Total non-current assets		13,084,520	11,669,480	15,056,515

Prepaid expenses		26,778	33,521	11,195
Accounts receivable		25,526	24,249	15,066
Cash and cash equivalents		1,285,832	1,636,175	2,962,676
Total current assets		1,338,136	1,693,945	2,988,937

Total assets		$ 14,422,656	$ 13,363,425	$ 18,045,452

Equity
Share capital	4	$ 21,831,457	$ 20,703,710	$ 17,904,975
Reserves	4	4,228,461	3,675,538	3,223,009
Deficit		(11,903,803)	(11,496,760)	(4,000,731)
Total shareholders’ equity		14,156,115	12,882,488	17,127,253

Liability
Long-term debt	8	-	-	262,350
Obligations under capital lease	9	37,240	47,025	-
Total non-current liabilities		37,240	47,025	262,350

Current Liability
Accounts payable and accrued liabilities		197,424	141,669	122,486
Due to related parties	10	14,571	25,536	8,663
Current portion of obligations under capital lease	9	17,306	17,207	-
Current portion of long-term debt	8	-	249,500	524,700
Total current liabilities		229,301	433,912	655,849

Total equity and liabilities		$ 14,422,656	$ 13,363,425	$ 18,045,452

These consolidated condensed interim financial statements are authorized for issue by the Board of Directors on August 25, 2011. They are signed on the Company's behalf by:

“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Statements of Changes in Equity
(Presented in Canadian dollars; Unaudited)

				Reserves
Issued and outstanding	Notes	Number of Shares	Share Capital	Warrants	Equity Settled Employee Benefits	Agent's Warrants	Foreign Currency transaction	Deficit	Total Equity
Balance as at December 31, 2009	14	37,021,735	$ 17,904,975	$ 1,584,521	$ 1,638,488	$ -	$ -	$ (3,621,731)	$ 17,506,253
Shares issues:
Long-term debt payment	4(b)(iv)	408,697	267,325	-	-	-	-	-	267,325
Property acquisitions	4(b)(iii)	114,252	95,229	-	-	-	-	-	95,229
Private placement	4(b)(i) & (ii)	4,000,000	1,015,447	384,553	-	-	-	-	1,400,000
Share issue costs		-	(12,766)	-	-	-	-	-	(12,766)
Share-based payments		-	-	-	447,493	-	-	-	447,493
Comprehensive loss for the period		-	-	-	-	-	(977,500)	(1,220,259)	(2,197,759)
Balance as at June 30, 2010	14	41,544,684	19,270,210	1,969,074	2,085,981	-	(977,500)	(4,841,990)	17,505,775
Shares issues:
Long-term debt payment	4(b)(iv)	514,150	257,075	-	-	-	-	-	257,075
Property acquisitions	4(b)(iii)	232,567	104,190	-	-	-	-	-	104,190
Private placement	4(b)(i) & (ii)	4,857,142	1,246,710	453,290	-	-	-	-	1,700,000
Share issue costs		-	(174,475)	-	-	64,842	-	-	(109,633)
Share-based payments		-	-	-	228,247	-	-	-	228,247
Comprehensive loss for the period		-	-	-	-	-	(148,396)	(6,654,770)	(6,803,166)
Balance as at December 31, 2010	14	47,148,543	20,703,710	2,422,364	2,314,228	64,842	(1,125,896)	(11,496,760)	12,882,488
Share issues:
Property acquisitions	4(b)(iv)	244,071	109,344	-	-	-	-	-	109,344
Long-term debt payment	5	499,251	249,627	-	-	-	-	-	249,627
Private placement	4(b)(vii)	5,075,000	807,192	207,808	-	-	-	-	1,015,000
Share issue costs		-	(38,416)	-	-	10,935	-	-	(27,481)
Share-based payments		-	-	-	112,499	-	-	-	112,499
Comprehensive loss for the period		-	-	-	-	-	221,681	(407,043)	(185,362)
Balance as at June 30, 2011		52,966,865	$ 21,831,457	$ 2,630,172	$ 2,426,727	$ 75,777	$ (904,215)	$(11,903,803)	$ 14,156,115

ANIMAS RESOURCES LTD. (An Exploration Stage Company) Condensed Consolidated Interim Statements of Cash Flows (Presented in Canadian dollars; Unaudited)
	For the three months ended		For the six months ended
	2011	June 30 2010	2011	June 30 2010
		(Note 14)		(Note 14)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss	$ (167,857)	$ (406,506)	$ (407,043)	$ (1,220,259)
Adjustments to reconcile to net cash flows from operating activities:
Depreciation	7,596	2,020	15,173	4,031
Interest income accrued	-	381	-	(346)
Share-based payments	43,605	230,554	112,499	447,493
Foreign exchange loss (gains) on long-term debt	-	15,740	126	5,615
Foreign exchange loss on future income liability	-	-	-	379,000
Write-off mineral property costs	(8,981)	-	26,497	-
	(125,637)	(157,811)	(252,748)	(384,466)
Changes in non-cash working-capital items:
Amounts receivable	(10,977)	(4,097)	(1,277)	(4,318)
Prepaid expenses	(9,499)	(51,107)	6,743	(56,164)
Accounts payable and accrued liabilities	125,831	19,983	64,344	25,495
Due to related parties	3,091	11,813	(10,965)	3,150
	(17,191)	(181,219)	(193,903)	(416,303)

INVESTING ACTIVITIES
Exploration and evaluation assets	(1,042,493)	(1,175,795)	(1,355,954)	(1,787,075)
Property, plant and equipment	-	(1,430)	-	(1,430)
	(1,042,493)	(1,177,225)	(1,355,954)	(1,788,505)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	1,015,000	1,400,000	1,015,000	1,400,000
Share issue costs	(27,481)	(12,766)	(27,481)	(12,766)
Repayment of capital lease obligation	(3,921)	-	(9,686)	-
	983,598	1,387,234	977,833	1,387,234

Effects of exchange rate changes on behalf of cash held in foreign currencies	140,444	3,377	221,681	10,738
Change in cash and cash equivalents	64,359	32,167	(350,343)	(806,836)
Cash and cash equivalents, beginning of the period	1,221,473	2,123,673	1,636,175	2,962,676
Cash and cash equivalents, end of the period	$ 1,285,832	$ 2,155,840	$ 1,285,832	$ 2,155,840
Cash and cash equivalent consist of:
Cash	$ 1,245,832	$ 908,762	$ 1,245,832	$ 908,762
GIC Investments	40,000	1,247,078	40,000	1,247,078
	$ 1,285,832	$ 2,155,840	$ 1,285,832	$ 2,155,840
Supplemental disclosure with respect to cash flows (Note 11).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars; Unaudited)

	Balance December 31, 2009	Expenditures	Balance December 31, 2010	Expenditures	Balance June 30 2011

Santa Gertrudis Property
Acquisition costs	$ 5,498,644	$ -	$ 5,498,644	$ -	$ 5,498,644
Annual mining taxes	514,761	198,534	713,295	136,072	849,367
Assaying	381,781	92,712	474,493	833	475,326
Camp and general	442,829	40,216	483,045	7,561	490,606
Drilling	1,476,546	235,997	1,712,543	-	1,712,543
Environmental costs	12,429	377	12,806	-	12,806
Field costs	17,789	4,975	22,764	400	23,164
Foreign value added tax credit	355,212	(147,760)	207,452	(82,338)	125,114
Geology	955,500	192,142	1,147,642	62,333	1,209,975
Geophysical	711,727	82,143	793,870	-	793,870
Metallurgical consulting	5,646	-	5,646	-	5,646
Net smelter royalty payments	150,000	-	150,000	-	150,000
Office and administrative	143,985	124,373	268,358	4,524	272,882
Option payments	1,992,958	734,801	2,727,759	705,081	3,432,840
Resources calculation	258,442	80,218	338,660	391	339,051
Surface access fees	221,224	119,945	341,169	69,383	410,552
Travel	446,656	97,955	544,611	37,737	582,348
Wages	1,415,860	466,750	1,882,610	142,567	2,025,177
Write-down of mineral property	-	(5,000,000)	(5,000,000)	-	(5,000,000)
Foreign exchange movement	-	(1,096,342)	(1,096,342)	224,400	(871,942)
	15,001,989	(3,772,964)	11,229,025	1,308,944	12,537,969

Ariel Copper Property
Acquisition costs	25,000	1,170	26,170	-	26,170
Annual mining taxes	-	769	769	1,601	2,370
Assaying	-	3,663	3,663	-	3,663
Camp and general	-	1,285	1,285	-	1,285
Office and administrative	-	3,772	3,772	-	3,772
Geology	-	7,588	7,588	-	7,588
Travel	-	1,577	1,577	-	1,577
Wages	-	2,567	2,567	-	2,567
Foreign exchange movement	-	(459)	(459)	1,170	711
	25,000	21,932	46,932	2,771	49,703
Subtotal	$ 15,026,989	$ (3,751,032)	$ 11,275,957	$ 1,311,715	$ 12,587,672

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars; Unaudited)

	Balance December 31, 2009	Expenditures	Balance December 31, 2010	Expenditures	Balance June 30, 2011
Subtotal (balance forward)	$ 15,026,989	$ (3,751,032)	$ 11,275,957	$ 1,311,715	$ 12,587,672
Golden Arrow Property
Assaying	-	75,049	75,049	-	75,049
Bond coverage	-	16,414	16,414	(8,982)	7,432
Drilling	-	496,479	496,479	-	496,479
Environmental costs	-	2,063	2,063	148	2,211
Filed costs	-	13,162	13,162	237	13,399
Geology	-	138,136	138,136	2,286	140,422
Geophysical	-	96,985	96,985	-	96,985
Office and administrative	-	240	240	-	240
Property payments	-	194,377	194,377	25,018	219,395
Resources calculation	-	4,606	4,606	-	4,606
Travel	-	9,206	9,206	(409)	8,797
Wages	-	23,695	23,695	8,198	31,893
Write-down of mineral property	-	(1,070,412)	(1,070,412)	(26,497)	(1,096,909)
	-	-	-	-	-
Kinsley Mountain Property
Camp and general	-	673	673	-	673
Environmental costs	-	933	933	-	933
Filed costs	-	326	326	-	326
Geology	-	81,081	81,081	6,775	87,856
Geophysical	-	6,000	6,000	-	6,000
Property payments	-	86,903	86,903	97,959	184,862
Soil Geochemistry	-	79,925	79,925	248	80,173
Travel	-	16,712	16,712	-	16,712
Wages	-	23,050	23,050	13,516	36,566
	-	295,603	295,603	118,498	414,101
Bacanuchi Property
Assaying	2,425	-	-	-	-
Geology	21,008	-	-	-	-
Geophysical	997	-	-	-	-
Mining property payments	11,410	-	-	-	-
Office and administrative	387	-	-	-	-
Option payments	210,673	-	-	-	-
Staking	26,351	-	-	-	-
Travel	3,824	-	-	-	-
Write-down of mineral property	(277,075)	-	-	-	-
	-	-	-	-	-
	$ 15,026,989	$ (3,455,429)	$ 11,571,560	$ 1,430,213	$ 13,001,773

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).  Its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company is primarily engaged in the acquisition and exploration of mineral properties and owns a significant portion of the Santa Gertrudis gold deposit in Mexico while being an operator of two earn-in joint-venture gold properties in Nevada, USA.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no source of operating revenues and its capacity to operate as a going concern in the near-term will likely depend on its ability to continue raising equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position.  The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2011.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with GAAP.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Basis of preparation

These condensed interim financial statements have been prepared on a historical cost basis. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed interim financial statements do not include all of the information required for full annual financial statements.

These condensed interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on December 31, 2011, the Company’s first annual reporting date.

The standards that will be effective or available for voluntary early adoptions in the annual financial statements for the year ending December 31, 2011 are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed interim financial statements will be determined only when the first IFRS financial statements are prepared for the year ending December 31, 2011.

The preparation of these condensed interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these condensed interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from GAAP to IFRS is explained in Note 14.

(c)

Principles of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries as follows:

The Company’s subsidiaries are:

%of

Ownership

Jurisdiction

Principal Activity

First Silver Reserve, S.A. de C.V.,

100%

Mexico

Exploration Company

Recursos Escondidos, S.A. de C.V.,

100%

Mexico

Exploration Company

Compania Minera Chuqui, S.A. de C.V.,

100%

Mexico

Exploration Company

Animas Resources US Inc.

100%

USA

Holding company

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos and that the functional currency of its wholly-owned subsidiary in USA is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

(e)

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  Such costs include, but not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost and are depreciated annually on a declining-balance basis at the following rates: computer equipment at 55% and geological equipment at 30% (one-half of the rate is taken in the year of acquisition and disposition).

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

The Company compares the carrying value of PPE to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(g)

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

(h)

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Financial instruments (Continued)

Financial assets (Continued)

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.  Provided that the instruments are readily convertible at the statement of financial position date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents.

(j)

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

(k)

Share Capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(l)

Share-based payments transaction

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(n)

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

(o)

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)

Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos and that the functional currency of its wholly-owned subsidiary in USA is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

•

the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at June 30, 2011;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2011 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011; and

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.

3.

GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, mineral exploration.  The three key geographical segments are Canada, Mexico and United States. The Company has no discontinued operations.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	US	Total
As at June 30, 2011
Assets	$1,039,716	$12,903,528	$479,412	$14,422,656

As at December 31, 2010
Assets	$1,293,771	$11,697,614	$372,040	$13,363,425

Six Months ended June 30, 2011
Loss for the period	$(317,685)	$(47,688)	$(41,670)	$(407,043)
Capital expenditures	$-	$(1,210,959)	$(144,995)	$(1,355,954)

Six months ended June 30, 2010
Loss for the period	$(1,215,815)	$(4,444)	$-	$(1,220,259)
Capital expenditures	$-	$(1,788,505)	$-	$(1,788,505)

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

4.

SHARE CAPITAL

(a) Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

(b) Details of issuances of common shares

Fiscal 2010

(i)

On May 13, 2010, the Company completed a non-brokered private placement for gross proceeds of $1,400,000 by issuing 4,000,000 units at $0.35 per unit. Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.55. No finder’s fees were paid. A total of $12,766 was included in share issue costs. The fair value of $384,553 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.94%, an expected life of 1.5 years, annualized volatility of 114%, and a dividend rate of 0%.

(ii)

On November 4, 2010, the Company completed another non-brokered private placement for gross proceeds of $1,700,000 by issuing 4,857,142 units at $0.35 per unit (“Unit”).  Each Unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.55. In addition, agent’s warrants, entitling the holder to purchase up to 286,248 Units for a period of 24 months from issue at $0.35 per Unit and cash finder’s fees of $100,187 were paid. All securities issued are subject to a four-month hold period expiring on March 4, 2011. Insiders invested $539,750 in this placement. Another $9,446 was included in share issue costs. Fair values of $453,290 and $64,842 were assigned to the warrants and agent’s warrants respectively based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.41%, an expected life of 2 years, annualized volatility of 107%, and a dividend rate of 0%.

(iii)

During the year ended December 31, 2010, a total of 346,819 common shares were issued for property acquisitions (Note 6).

(iv)

During the year ended December 31, 2010, 922,847 common shares were issued to Canada Gold Corporation (“Canada Gold”) as long-term debt payment (Note 8).

Fiscal 2011

(i)

On January 24, 2011, the Company issued 244,071 common shares at $0.45 per share for option payment (Note 6).

(ii)

On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold (Note 8).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

4.

SHARE CAPITAL

(b) Details of issuances of common shares (Continued)

Fiscal 2011 (Continued)

(iii)

On June 17, 2011, the Company completed a non-brokered private placement for gross proceeds of $1,015,000 by issuing 5,075,000 units at $0.20 per unit. Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.20. In addition, agent’s warrants, entitling the holder to purchase up to 105,000 Units for a period of 24 months from the date of issuance at $0.20 per Unit and cash finder’s fees of $21,000 were paid. All securities issued are subject to a four-month hold period expiring October 17, 2011. Insiders invested $350,000 in this placement. Another $6,481 was included in share issue costs. Fair values of $207,808 and $10,935 were assigned to the warrants and agent’s warrants respectively based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.48%, an expected life of 2 years, annualized volatility of 90%, and a dividend rate of 0%.

(c) Performance Bonus Pool

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

4.

SHARE CAPITAL (Continued)

d) Share Purchase Option Compensation Plan

The Company established a 10% rolling stock option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants.  The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows:  25% vest 6 months after date of grant, 25% vest 9 months after the date of grant, and the remaining 50% vest 12 months after the date of grant.

The continuity of stock options for the period ended June 30, 2011 is as follows:

Expiry date	Exercise Price ($)	December 31, 2010	Granted	Exercised	Expired/ cancelled	June 30, 2011
December 14, 2011	0.20	130,000	-	-	-	130,000
July 12, 2012	0.50	1,425,000	-	-	-	1,425,000
January 15, 2013	1.60	75,000	-	-	-	75,000
June 17, 2013	1.40	570,000	-	-	-	570,000
September 5, 2013	1.35	300,000	-	-	-	300,000
June 9, 2014	0.58	480,000	-	-	-	480,000
July 6, 2014	0.66	30,000	-	-	-	30,000
September 11, 2014	1.12	230,000	-	-	-	230,000
November 17, 2014	1.16	205,000	-	-	-	205,000
September 15, 2015	0.43	655,000	-	-	-	655,000
Options outstanding and exercisable		4,100,000	-	-	-	4,100,000

Weighted average exercise price ($)		$ 0.77	-	-	-	$ 0.77

The weighted average assumptions used to estimate the fair value of options for the period ended June 30, 2011 and 2010 were:

	2011	2010
Risk-free interest rate	1.28 – 2.52%	2.41 – 2.81%
Annualized volatility	90-120%	114-120%
Expected dividend yield	Nil	Nil
Expected option life in years	0.46 – 4.21 years	5 years

Based on these variables, share-based payments for the options vested during the six months ended June 30, 2011 was $112,499 (2010 - $447,493).

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

4.

SHARE CAPITAL (Continued)

(e)

Warrants

Warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2010	Granted	Exercised	Expired/ cancelled	June 30, 2011
February 19, 2011	0.85	1,310,000	-	-	(1,310,000)	-
June 4, 2011	0.75	2,745,000	-	-	(2,745,000)	-
November 12, 2011	0.55	2,000,000	-	-	-	2,000,000
November 4, 2012	0.55	2,428,570	-	-	-	2,428,570
June 17, 2013	0.30	-	2,537,500	-	-	2,537,500
Warrants outstanding and exercisable		8,483,570	2,537,500	-	(4,055,000)	6,966,070
Weighted average exercise price ($)		0.66	-	-	-	0.46

(f)

Agent’s Warrants

Agent’s warrants outstanding and exercisable (Note 4b (ii) & (vii)):

Expiry date	Exercise Price ($)	December 31, 2010	Granted	Exercised	Expired/ cancelled	June 30, 2011
November 4, 2012 (1)	0.35	286,248	-	-	-	286,248
June 17, 2013 (2)	0.20	-	105,000	-	-	105,000
Agent’s warrants outstanding and exercisable		286,248	105,000	-	-	391,248
Weighted average exercise price ($)		0.35	-	-	-	0.31

1.

Each Agent’s warrant entitles the holder to purchase up to 286,248 units until November 4, 2012, at a price of $0.35 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.55 per share expiring November 4, 2012. A fair value $64,842 was assigned to the agent’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.41%, an expected life of 2 years, annualized volatility of 107%, and a dividend rate of 0%.

2.

Each Agent’s warrant entitles the holder to purchase up to 105,000 units until June 17, 2013, at a price of $0.20 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.30 per share expiring June 17, 2013. A fair value $10,935 was assigned to the agent’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.48%, an expected life of 2 years, annualized volatility of 90%, and a dividend rate of 0%.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

5.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six month ended June 30, 2011 was based on the loss attributable to common shareholders of $407,043 (2010 – $1,220,259) and a weighted average number of common shares outstanding of 48,170,643 (2010 – 38,564,509).

6.

EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Santa Gertrudis Property

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and other continuous claims under option as follows.

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000	Paid
June 1, 2011	600,000	Paid
December 1, 2011	700,000

Total	$ 2,150,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Santa Gertrudis Property (Continued)

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended its original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued	-
July 24, 2010	100,000	Shares issued	-
January 24, 2011	110,000	Shares issued	-
July 24, 2011	127,500	Cash paid and 164,019 common shares issued subsequently	-
January 24, 2012	135,000		-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid
August 13, 2010	20,000	Paid
February 13, 2011	20,000	Paid
August 13, 2011	20,000	Paid subsequently
February 13, 2012	20,000
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Santa Gertrudis Property (Continued)

San Enrique and Greta Option

On March 11, 2008, the Company exercised its option and acquired the San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

Minera Lixivian Option Agreement

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
October 15, 2008	$ 165,000	Paid	$ 228,000	Issued
April 15, 2009	165,000	Paid
October 15, 2009	62,000	Paid
April 15, 2010	30,000	Paid

Total	$ 422,000		$ 228,000

On October 17, 2008, the Company received final approval from the Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share (US$228,000).  These two concessions were transferred into the Company’s name effective August 27, 2010.

Net Smelter Royalty

In 2007, the Company purchased various Net Smelter Returns royalties paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

As of June 30, 2011, the Company wrote-down $5,000,000 on the Santa Gertrudis Property.

Ariel Copper Property

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.  On May 28, 2010, the Company signed the final option agreement with the vendor. On December 16, 2010, the Company and the optionor amended its original agreement and deferred the December 18, 2010 payment to June 18, 2011 which was then deferred until the end of 2011.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Ariel Copper Property (Continued)

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures completed
At signing	$ 25,000	Paid
June 18, 2011	50,000	*
December 18, 2011	50,000
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.

* The June 18, 2011 option payment was deferred until the end of 2011.

Golden Arrow Property

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option the Golden Arrow Property in Nevada.  The Company signed the final option agreement on June 30, 2010.

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County, consisting 279 unpatented lode mineral claims and 17 patented lode mineral claims for a total area of approximately 5,684 acres (2,300 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$ 1,000,000
By March 30, 2013	2,500,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	4,000,000	Earn an additional 9% to 60%

Once the Company has earned in 60%, the Company may earn a further 15% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

During the six months ended June 30, 2011, the Company terminated the mining option agreement for the Golden Arrow property. As a result, the mineral property costs of $1,070,412 were written off on December 31, 2010 and additional $26,497 were written off on June 30, 2011.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Kinsley Mountain Property

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option the Kinsley Mountain Property in Nevada.  The Company signed the final option agreement on June 30, 2010.

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$ 200,000
By March 30, 2013	1,300,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	3,000,000	Earn an additional 14% to 65%

Once the Company has earned in 65%, the Company may earn a further 10% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

During the option period, the Company is the operator for the Kinsley Mountain property.

Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share. The Company also advanced $10,000 to the property owner for mining taxes.

In April 2009, the Company sold the Bacanuchi property for the reimbursement of the Company’s payments of 2009 property taxes, a future payment of US$1 million that would become payable upon completion of a feasibility study and a 5% Net Profits Interest in the property. The Company wrote off the residual balance of deferred property costs of $277,075.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

7.

PROPERTY, PLANT AND EQUIPMENT

	Vehicle	Vehicle under capital lease	Office equipment	Exploration equipment	Total
Cost
Balance as at January 1, 2010	$ 20,554	$ -	$ 7,935	$ 17,381	$ 45,870
Assets acquired	-	76,438	-	-	76,438
Balance as at December 31, 2010	20,554	76,438	7,935	17,381	122,308
Assets acquired	-	-	-	-	-
Balance as at June 30, 2011	$ 20,554	$ 76,438	$ 7,935	$ 17,381	$ 122,308
Accumulated depreciation
Balance as at January 1, 2010	$ 10,224	$ -	$ 3,195	$ 2,925	$ 16,344
Depreciation for the period	4,522	-	2,031	1,491	8,044
Balance as at December 31, 2010	14,746	-	5,226	4,416	24,388
Depreciation for the period	2,275	11,127	1,022	750	15,173
Balance as at June 30, 2011	$ 17,021	$ 11,127	$ 6,248	$ 5,166	$ 39,561

Carrying amounts
At January 1, 2010	$ 10,330	$ -	$ 4,740	$ 14,456	$ 29,526
At December 31, 2010	$ 5,808	$ 76,438	$ 2,709	$ 12,965	$ 97,920
At June 30, 2011	$ 3,533	$ 65,311	$ 1,687	$ 12,215	$ 82,747

8.

LONG-TERM DEBT

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”). Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement. The Company will also make three additional payments of US$500,000 to the vendor, Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Mineral Inc.), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to Canada Gold in shares and issued 153,295 common shares valued at $1.66 per share to Canada Gold for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.

On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

8.

LONG-TERM DEBT (Continued)

On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 for $91,603 to Canada Gold as additional acquisition costs and postponing the payments as follows:

	Amount in cash or common shares at the discretion of the Company (US$)
January 31, 2010	$ 250,000	Shares issued
July 31, 2010	250,000	Shares issued
January 31, 2011	250,000	Shares issued

Total	$ 750,000

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

On January 31, 2010, the Company exercised its right to make a payment of US$250,000 by issuing 408,697 common shares at $0.65 per share and on July 31, 2010, the Company again exercised its right to make a payment of US$250,000 by issuing 514,150 common shares at $0.50 per share to Canada Gold.

On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold.

9.

OBLIGATIONS UNDER CAPITAL LEASE

	June 30, 2011	December 31, 2010

Obligations under capital lease	$ 54,546	$ 64,232
Current portion of obligations under capital lease	(17,306)	(17,207)
	$ 37,240	$ 47,025

The aggregate capital amount of the obligations under capital lease is as follows:

2011 (US$20,458)	$ 19,978
2012 (US$19,690)	19,228
2013 (US$11,234)	10,970
2014 (US$10,298)	10,056
60,232
Less: imputed interest calculated between 5% and 5.99%	(5,686)
$ 54,546

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

10.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended June 30, 2011

	Short-term employee benefit $	Other long term benefit	Termination benefits	Share based payments $(a)	Total $
Gregory E. McKevley Chief Executive Officer (c)	65,011	n/a	(b)	Nil	65,011
John R. Wilson(d) VP Exploration	70,426	n/a	n/a	Nil	70,426
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(e)	73,260	n/a	n/a	Nil	73,260

For the six months ended June 30, 2010

	Short-term employee benefit $	Other long term benefit	Termination benefits	Share based payments $(a)	Total $
Gregory E. McKevley Chief Executive Officer (c)	94,476 (f)	n/a	(b)	Nil	94,476
John R. Wilson VP Exploration	37,957	n/a	n/a	Nil	37,957
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	74,860	n/a	n/a	Nil	74,860

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Under the terms of the management consulting agreement between the Company and Gregory E. McKevley. Mr. McKevley is entitled to a payment equal to 6 months remuneration in the event Mr. McKelvey is terminated by the Company without notice.

(c)

Mr. McKelvey receives a monthly amount of US$11,000 as management fees.

(d)

Mr. Wilson receives a monthly amount of US$6,000 and effectively October 1, 2010, a monthly amount of US$12,000 as management fees.

(e)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting and management fees for an accounting and administrative team of four people during fiscal 2011 and 2010 respectively.

(f)

Mr. McKelvey received a U$25,000 bonus on April 13, 2010.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

10.

RELATED PARTY TRANSACTIONS (Continued)

Related party assets / liabilities

	Services for	As at June 30, 2011	As at December 31, 2010
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$14,571	$ 25,536

Amounts due from:
Nil		-	-

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	For the three months ended June 30		For the six months ended June 30
Non-cash information
Accrual of obligation for mineral properties	$ 4,970	$ 14,852	$ 11,567	$ 38,867
Shares issued for property acquisitions	$ -	$ -	$ 109,344	$ 95,229
Long-term debt payment	$ -	$ -	$ 249,627	$ 267,325

Other items
Interest received	$ 2,242	$ 6,031	$ 5,235	$ 10,572

12.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities, long-term debt and obligations under capital lease approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect a $1 million exploration program by $10,000.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

12.

FINANCIAL INSTRUMENTS (Continued)

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $9,000.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,285,832	$-	$-	$1,285,832
	$1,285,832	$-	$-	$1,285,832

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

13.

MANAGEMENT OF CAPITAL RISK

The Company considers its capital to be its shareholders’ equity.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

14.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING

As stated in Note 2, these are the Company’s first condensed interim financial statements for the period covered by its first annual financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was January 1, 2010 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period.  Accordingly, the opening IFRS statement of financial position, 2010 comparatives and current period financial statements have been prepared using the same policies.  The previously presented 2010 Canadian GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1. Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception. These are discussed below.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

14.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING (Continued)

Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from Canadian GAAP to IFRS are as follows:

(a)

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 (2008) Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to apply IFRS 3 (2008) to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated.  As a result of this election, no adjustments were required to the Company’s statement of financial position as at the Transition Date.

(b)

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based payment related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the six months ended June 30, 2010, the Company would have recorded $447,493 as share-based payment versus $381,784 share-based compensation under Canadian GAAP.  As a result, $65,709 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended December 31, 2010, the Company would have recorded $675,740 as share-based payment versus $587,182 share-based compensation under Canadian GAAP.  As a result, $88,558 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2011

(Presented in Canadian dollars; Unaudited)

14.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING (Continued)

Elections upon first-time adoption of IFRS (Continued)

(c)

IAS 27 – Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Mandatory exceptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

(d)

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under Canadian GAAP to IFRSs as of the same date.  In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist.  The analysis below and the tables following represent the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

(e)

Reclassification within equity section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its $3,223,009 “contributed surplus” account and concluded that as at the Transition Date, the amount of $1,638,487 relates to “Equity settled employee benefit reserve” and the amount of $1,584,522 relates to “Reserves for warrants”.  As a result, the Company believes that a reclassification would be necessary in the equity section among “Contributed surplus”, the “Equity settled employee benefit reserve” account and the “Reserves for warrants” account.

For comparatives, as at June 30, 2010, the amount of $3,989,346 “contributed surplus” account was broken down into $1,812,873 “Equity settled employee benefit reserve” account, and $2,176,473 “Reserves for warrants" account.

As at December 31, 2010, the Company examined its $4,712,876 “contributed surplus” account and concluded that $2,225,670 relates to “Equity settled employee benefit reserve”, $2,422,364 relates to “Reserves for warrants”, and $64,842 relates to “Reserves for agent’s warrants”.

14.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING (Continued)

Reconciliations of Canadian GAAP to IFRS (Continued)

(f)

Cumulative translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the January 1, 2010 financial statements on the Transition Date.

For the six months ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a gain of $10,738, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended December 31, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $29,095, resulting in decreasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

(g)

Functional currency and exchange translation

Under Canadian GAAP, the foreign operations are consolidated using the temporal method. Under IFRS, the Company first identified each entity’s functional currency and if the functional currency for the foreign operations is different from the parent company, for the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Canadian dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency transactions reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

As at June 30, 2010, the Company recognized a foreign exchange loss of $988,238 due to translating the non-current assets using the current rate method. The adjustment results in a decrease in the mineral properties and records as an “Exchange reserve” in the Statement of Equity.

As at December 31, 2010, the Company recognized a foreign exchange loss of $1,096,801 due to translating the non-current assets using the current rate method. The adjustment results in a decrease in the mineral properties and records as an “Exchange reserve” in the Statement of Equity.

(h)

Future income tax liability associated with the acquisitions of its Mexican subsidiaries

Under Canadian GAAP, the Company reported a notional liability for future income taxes assumed as a result of its acquisitions of its three Mexican subsidiaries by increasing the cost allocated to the mineral property interests acquired. Under IFRS, such notional liability is to be reversed. As a result, on December 31, 2010, the Company would reverse all future income tax liabilities previously recognized and would decrease mineral properties by $2,100,000, with a decrease in the future income tax liability of $1,726,000 and an increase in deficit of $374,000.

Animas Resources Ltd.

14. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING (Continued)

Reconciliation of Assets, Liabilities and Equity

Notes	As at January 1, 2010			As at June 30, 2010			As at December 31, 2010		
		Canadian GAAP	Effect of Transition of IFRS	IFRS	Canadian GAAP	Effect of Transition of IFRS	IFRS	Canadian GAAP	Effect of Transition of IFRS	IFRS
ASSETS										
Non-current assets										
Exploration and evaluation	14(g)(h)	$ 17,126,989	$ (2,100,000)	$ 15,026,989	$ 19,007,185	$ (3,088,238)	$ 15,918,947	$ 14,768,361	$ (3,196,801)	$ 11,571,560
Property, plant and equipment		29,526	-	29,526	101,933	-	101,933	97,920	-	97,920
Total non-current assets		17,156,515	(2,100,000)	15,056,515	19,109,118	(3,088,238)	16,020,880	14,866,281	(3,196,801)	11,669,480
Current assets										
Prepaid expenses		11,195	-	11,195	67,359	-	67,359	33,521	-	33,521
Accounts receivable		15,066	-	15,066	19,730	-	19,730	24,249	-	24,249
Cash and cash equivalents		2,962,676	-	2,962,676	2,155,840	-	2,155,840	1,636,175	-	1,636,175
Total current assets		2,988,937	-	2,988,937	2,242,929	-	2,242,929	1,693,945	-	1,693,945
TOTAL ASSETS		$ 20,145,452	$ (2,100,000)	$ 18,045,452	$ 21,352,047	$ (3,088,238)	$ 18,263,809	$ 16,560,226	$ (3,196,801)	$ 13,363,425
EQUITY AND LIABILITIES										
Capital and reserves										
Share capital		$ 17,904,975	$ -	$ 17,904,975	$ 19,270,210	$ -	$ 19,270,210	$ 20,703,710	$ -	$ 20,703,710
Contributed surplus	14(e)	3,223,009	(3,223,009)	-	3,989,346	(3,989,346)	-	4,712,876	(4,712,876)	-
Reserve - Warrants	14(e)	-	1,584,522	1,584,522	-	1,969,075	1,969,075	-	2,422,364	2,422,364
Reserve- Equity settled employee benefits	14(b)(e)	-	1,638,487	1,638,487	-	2,085,980	2,085,980	-	2,314,228	2,314,228
Reserve- Agents' warrants	14(e)	-	-	-	-	-	-	-	64,842	64,842
Exchange reserve	14(f)(g)	-	-	-	-	(977,500)	(977,500)	-	(1,125,896)	(1,125,896)
Accumulated deficit	14(b)(f)(h)	(3,621,731)	(379,000)	(4,000,731)	(4,386,543)	(455,447)	(4,841,990)	(11,063,297)	(433,463)	(11,496,760)
Total equity		17,506,253	(379,000)	17,127,253	18,873,013	(1,367,238)	17,505,775	14,353,289	(1,470,801)	12,882,488
LIABILITIES										
Non-current liabilities										
Long-term debt		262,350	-	262,350	-	-	-	-	-	-
Obligations under capital lease		-	-	-	58,562	-	58,562	47,025	-	47,025
Future income tax liabilty	14(h)	1,721,000	(1,721,000)	-	1,721,000	(1,721,000)	-	1,726,000	(1,726,000)	-
Total non-current liabilities		1,983,350	(1,721,000)	262,350	1,779,562	(1,721,000)	58,562	1,773,025	(1,726,000)	47,025
Current liabilities										
Accounts payable and accrued liabilities		122,486	-	122,486	145,873	-	145,873	141,669	-	141,669
Balance payable to related parties		8,663	-	8,663	11,813	-	11,813	25,536	-	25,536
Current portion of Long-term debt		524,700	-	524,700	524,200	-	524,200	249,500	-	249,500
Current portion of obligations under capital lease		-	-	-	17,586	-	17,586	17,207	-	17,207
Total current liabilities		655,849	-	655,849	699,472	-	699,472	433,912	-	433,912
TOTAL EQUITY AND LIABILITIES		$ 20,145,452	$ (2,100,000)	$ 18,045,452	$ 21,352,047	$ (3,088,238)	$ 18,263,809	$ 16,560,226	$ (3,196,801)	$ 13,363,425

Animas Resources Ltd.

14. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING (Continued)

Reconciliation of Loss and Comprehensive Loss

Notes	Six months ended June 30, 2010 Cdn GAAP	Adj	IFRS	Year ended December 31, 2010 Cdn GAAP	Adj	IFRS
Expenses							
Amortization		$ 4,031	$ -	$ 4,031	$ 8,044	$ -	$ 8,044
Bank charges and interest		3,787	-	3,787	8,795	-	8,795
Corporate development		34,235	-	34,235	69,985	-	69,985
Filing fees		11,008	-	11,008	11,008	-	11,008
Foreign exchange loss (gain)	14(f)	27,669	10,738	38,407	133,901	(29,095)	104,806
Insurance		6,841	-	6,841	19,123	-	19,123
Management and consulting fees		10,139	-	10,139	22,415		22,415
Office		46,812	-	46,812	81,021	-	81,021
Professional fees		166,472	-	166,472	282,885	-	282,885
Rent		10,946	-	10,946	16,503	-	16,503
Shareholders' communication		51,059	-	51,059	101,421	-	101,421
Stock-based payments	14(b)	381,784	65,709	447,493	587,182	88,558	675,740
Transfer agent fees		10,261	-	10,261	15,349	-	15,349
Travel		10,686	-	10,686	17,841		17,841
Write-off of mineral property costs		-	-	-	6,070,412		6,070,412
Total expenses		(775,730)	(76,447)	(852,177)	(7,445,885)	(59,463)	(7,505,348)
Other items							
Interest income		10,918	-	10,918	9,319	-	9,319
Foreign exchange (loss) on future income tax liability		-	(379,000)	(379,000)	(5,000)	(374,000)	(379,000)
Loss before tax		(764,812)	(455,447)	(1,220,259)	(7,441,566)	(433,463)	(7,875,029)
Income tax		-	-	-	-	-	-
Net loss		(764,812)	(455,447)	(1,220,259)	(7,441,566)	(433,463)	(7,875,029)
Exchange differences on translation of foreign operations	14(f)(g)	-	(977,500)	(977,500)	-	(1,125,896)	(1,125,896)
Total comprehensive loss for the period		$ (764,812)	$ (1,432,947)	$ (2,197,759)	$ (7,441,566)	$ (1,559,359)	$ (9,000,925)

Animas Resources Ltd.

14. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING (Continued)

Reconciliation of Cash Flows

Six months ended June 30, 2010			Year ended December 31, 2010		
	Notes	**Canadian GAAP**	**Effect of transition to IFRS**	**IFRS**	**Canadian GAAP**	**Effect of transition to IFRS**	**IFRS**
Cash provided by (used in) Operations:							
Net loss	14(b)(f)(h)	$ (764,812)	$ (455,447)	$ (1,220,259)	$ (7,441,566)	$ (433,463)	$ (7,875,029)
Adjustments to reconcile to net cash flows from operating activities							
Depreciation		4,031	-	4,031	8,044	-	8,044
Share-based payments	14(b)	381,784	65,709	447,493	587,182	88,558	675,740
Interest income accrued		(346)	-	(346)	(97)	-	(97)
Foreign exchange (gains) losses on long-term debt		5,615	-	5,615	(13,150)	-	(13,150)
Foreign exchange (gains) losses on future income tax liability	14(h)	-	379,000	379,000	5,000	374,000	379,000
Write off of mineral property costs		-	-	-	6,070,412	-	6,070,412
		(373,728)	(10,738)	(384,466)	(784,175)	29,095	(755,080)
Changes in non-cash working-capital items:				-			
Accounts receivable		(4,318)	-	(4,318)	(9,086)	-	(9,086)
Prepaid expenses		(56,164)	-	(56,164)	(22,326)	-	(22,326)
Accounts payable and accrued liabilities		25,495	-	25,495	40,002	-	40,002
Due to related parties		3,150	-	3,150	16,873	-	16,873
		(405,565)	(10,738)	(416,303)	(758,712)	29,095	(729,617)
							-
Investing activities							-
Exploration and evaluation of assets		(1,787,075)	-	(1,787,075)	(3,533,184)	-	(3,533,184)
Purchase of property, plant and equipment		(1,430)	-	(1,430)		-	-
		(1,788,505)	-	(1,788,505)	(3,533,184)	-	(3,533,184)
Financing activities							
Cash received for common shares		1,400,000	-	1,400,000	3,100,000	-	3,100,000
Share issue costs		(12,766)	-	(12,766)	(122,399)	-	(122,399)
Repayment of capital lease obligation		-	-	-	(12,206)	-	(12,206)
		1,387,234	-	1,387,234	2,965,395	-	2,965,395
Effects of exchange rate changes on behalf of cash held in foreign currencies	14(f)	-	10,738	10,738	-	(29,095)	(29,095)
Increase in cash and cash equivalents		(806,836)	-	(806,836)	(1,326,501)	-	(1,326,501)
Cash and cash equivalents, beginning of the period		2,962,676	-	2,962,676	2,962,676	-	2,962,676
Cash and cash equivalents, end of the period		$ 2,155,840	$ -	$ 2,155,840	$ 1,636,175	$ -	$ 1,636,175